24 April 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 24 April 2006 it purchased 300,000 Reed Elsevier PLC ordinary shares at a price of 548.4167 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 9,771,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,271,134,151 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 24 April 2006, it purchased 325,000 Reed Elsevier NV ordinary shares at a price of €11.8438 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 6,496,500 Reed Elsevier NV ordinary shares in treasury, and has 738,212,998 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).